SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April 13, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

____(1)____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Proxy Statement for Special Meeting of the Shareholders of the Company to be held on May 28, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

____(2)____

Dated:  _____________

NICE-SYSTEMS LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 28, 2003

Notice is hereby given that the Special Meeting of Shareholders (the "Special Meeting" or the "Meeting") of NICE-SYSTEMS LTD. (the "Company") will be held on May 28,2003 at 11 a.m., at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel, for the following purpose:

To approve the payment of an additional eight hundred and fifty thousand dollars ($850,000) in excess of the premium amount previously approved by the shareholders of the Company for the Company`s D&O Insurance Policy covering the Company, its directors and officers.

Approval of this matter will require the affirmative vote of a majority of the voting rights of the shareholders present, in person or by proxy, and voting thereon.

The Company`s Board of Directors recommends a vote FOR approval of the above matter to be voted upon at the Special Meeting.

Shareholders of record at the close of business on April 14, 2003, are entitled to notice of and to vote at the Meeting.  All shareholders are cordially invited to attend the Special Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names appear in the Shareholders Register of the Company. Furthermore, joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share

At least two (2) shareholders holding at least twenty-five percent (25%) of the voting rights in the Company present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting.

By Order of the Board of Directors

Daphna Kedmi

Corporate Secretary

Dated: April 7, 2003

____(3)____

NICE-SYSTEMS LTD.

8 HAPNINA STREET

RA`ANANA 69719, ISRAEL

_____________________

PROXY STATEMENT

_____________________

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the "Ordinary Shares"), of NICE-SYSTEMS LTD. ("NICE SYSTEMS" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Special Meeting of Shareholders (the "Special Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held on Wednesday May 28, 2003 at 11 a.m., at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel.

SOLICITATION OF PROXIES

It is proposed that the Special Meeting be convened for the following purpose:

(A) To approve the payment of an additional eight hundred and fifty thousand dollars ($850,000) in excess of the premium amount previously approved by the shareholders of the Company for the Company`s D&O Insurance Policy covering the Company, its directors and officers.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a Shareholder attends the Special Meeting and does not elect to vote in person, his or her proxy will not be revoked.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.  On all matters considered at the Special Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on April 14, 2003 will be entitled to vote at the Special Meeting and any adjournments or postponements thereof.  On March 31, 2003 the Company had 15,809,162 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  At least two (2) shareholders holding at least twenty-five percent (25%) of the voting rights in the Company present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

The resolution included in the Notice of Special Meeting of Shareholders which accompanies this Proxy Statement requires approval by a simple majority of the voting rights attached to the Ordinary Shares represented at the Special Meeting, in person or by proxy, and voting thereon.

____(4)____

SECURITY OWNERSHIP BY CERTAIN

BENEFICIAL OWNERS

The following table sets forth, as of March 31, 2003, the number of Shares owned beneficially by  all persons that notified the Company that they own beneficially more than 5% of the Company`s Shares.

The information contained herein has been obtained from the Company`s records, or from information furnished by the individual or entity to the Company.

Name	Number of Shares	Percentage of outstanding Shares (approx.)
Bank Leumi 24-32 Yehuda Halevi Street Tel-Aviv 65546, Israel	997,697	6%
Thales S.A	2,187,500 (2)	14%

On March 31, 2003 the Company had 15,809,162 issued and outstanding shares.

As of March 31, 2003, the Company had 3,100 Beneficial holders of record in the United States, holding approximately 32% of its outstanding Shares, as reported by The Bank of New York, the depositary for the Company`s ADSs.

ITEM A

Approval of an additional amount of $850,000 to be added to the Approved D&O Insurance Policy Premium

The shareholders have previously approved that the Company obtain D&O insurance  of up to thirty million dollars($30,000,000) for a premium not to exceed one million two hundred and fifty thousand dollars ($1,250,000) and that the Company renew the D&O Insurance Policy ,from time to time, upon the same terms.

The Audit Committee and the Board have resolved, subject to shareholder approval, to add an additional amount of eight hundred and fifty thousand dollars $ 850,000 to the Company`s D&O insurance policy premium in order to obtain the approved coverage .The directors and officers insurance policy covers the Company and its directors and officers. During the past year, as a result of the global economic crisis, the insurance market has significantly hardened and insurance coverage is particularly difficult to obtain and, if obtainable, is at a considerably higher cost than in previous years` soft insurance market. The Company has succeeded in obtaining proposals for D&O insurance coverage however the premium required for the approved coverage exceeds the approved premium by eight hundred and fifty thousand dollars ($850,000).

It is proposed that at the Meeting the following Ordinary Resolution will be adopted:

"RESOLVED, that the Company expend an additional eight hundred and fifty thousand dollars for the D&O insurance policy premium."

The Board of Directors recommends a vote FOR approval of this proposed matter.

____(5)____

SHAREHOLDER PROPOSALS

All shareholder proposals to be presented at the Special Meeting must be received by the Company at least 48 hours prior to the time of the Meeting.

By Order of the Board of Directors

[/s/ Daphna Kedmi]

Daphna Kedmi

Corporate Secretary

Dated: April 7, 2002_______________

____(6)____